UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________________

FORM 6-K

__________________________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of September 2022

Commission File Number: 001-15102

__________________________________

Embraer S.A.

__________________________________

Avenida Dra. Ruth Cardoso, 8501,

30th floor (part), Pinheiros, São Paulo, SP, 05425-070, Brazil

(Address of principal executive offices)

__________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EMBRAER S.A.

MATERIAL FACT

Pursuant to the Securities and Exchange Commission of Brazil (“Comissão de Valores Mobiliários” or “CVM”) Resolution no. 44, from August 23, 2021, Embraer S.A. (the “Company”) informs its shareholders and the market that as of today its subsidiary, Eve Holding, Inc. (“Eve Holding”), informed the market that it will restate its condensed consolidated financial statements for the quarter ended June 30, 2022 (“Eve Holding’s Second Quarter Results”), which have been prepared in accordance with U.S. Generally Accepted Accounting Principles (“US GAAP”).

The restatement was determined by Eve Holding’s Audit Committee, which concluded, after internal review and discussions with Eve Holding’s independent auditor, that the accounting of certain warrants issued by Eve Holding must be adjusted and Eve Holding’s Second Quarter Results should not be relied upon. Certain of the warrants became exercisable on May 9th, 2022, with the closing of the business combination between Eve UAM, LLC, a subsidiary of the Company, and Zanite Acquisition Corp.

As informed to the market, Eve Holding estimates that the adjustments will increase net loss by approximately US$87 million as a result of a non-cash expense, and increase additional paid-in-capital by the same amount, as of and for the quarter ended June 30, 2022. The adjustments are not expected to impact Eve Holding’s consolidated financial statements for any other period prior to the quarter ended June 30, 2022, nor are the adjustments expected to impact Eve Holding’s liquidity or capital resources or compliance with material agreements. Eve Holding has publicly disclosed and made available information relating to the restatement of Eve Holding’s Second Quarter Results on the U.S. Securities and Exchange Commission’s website at www.sec.gov and on Eve Holding’s website at https://ir.eveairmobility.com/.

As a result, the Company is currently assessing, together with its independent auditor, the impacts of Eve Holding’s US GAAP adjustments on the Company’s unaudited interim condensed consolidated financial statements for the quarter ended June 30, 2022, prepared in accordance with accounting practices adopted in Brazil and the International Financial Reporting Standards (IFRS) (“Embraer’s Second Quarter Results”).

The Company expects that the impact resulting from the adjusted accounting of warrants issued by Eve Holding will increase the Company’s non-cash expense for the quarter ended June 30, 2022 by approximately US$82 million and increase non-current liabilities by the same amount. Additionally, the Company is evaluating, together with its independent auditor, the impacts on other line items of Embraer’s Second Quarter Results, mainly related to the Eve Holding SPAC (Special Purpose Acquisition Company) transaction, which could potentially increase the Company’s non-cash expense for the quarter ended June 30, 2022 by approximately US$83 million with a contra-entry in the Company’s shareholders’ equity.

Embraer notes that certain accounting matters pertaining to SPACs may have different interpretations depending on different features of the transaction, and, therefore, the Company continues to analyze with its independent auditor the impact of the Eve Holding SPAC transaction on the Company’s financial position and results of operation for the quarter ended June 30, 2022.

As soon as the Company concludes the analysis of the adjustments that should be made to Embraer’s Second Quarter Results, the Company plans on restating Embraer’s Second Quarter Results and republishing the restated Embraer’s Second Quarter Results, including by submitting them to the CVM. The adjustments made in the restatement are not expected to affect the Company's financial statements for other periods and will not have a cash effect nor will impact the Company’s liquidity or capital resources or compliance with material agreements. As the Company’s published guidance for 2022 Adjusted EBIT and EBITDA margins does not take into account Eve Holding’s results, such guidance remains unchanged and is not expected to be affected by the expected restatement of Embraer’s Second Quarter Results.

This material fact has been discussed with the Company’s independent auditor prior to its filing. Additionally, as a result of the restatement of Eve Holding’s Second Quarter Results, the Company is also assessing whether there is a significant deficiency in internal controls. Thus, Embraer’s Second Quarter Results and the limited review report included therein are subject to modifications.

São Jose dos Campos, September 29, 2022.

Antonio Carlos Garcia
Executive Vice-President and CFO

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 29, 2022

Embraer S.A.

By:	/s/ Antonio Carlos Garcia
	Name:	Antonio Carlos Garcia
	Title:	Executive Vice President of Finance and Investor Relations